United States securities and exchange commission logo





                              March 24, 2023

       Jane Sheere
       Secretary
       Brookfield Infrastructure Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield
Infrastructure Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed March 8, 2023
                                                            File No. 333-270363

       Dear Jane Sheere:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. We note you disclose in your explanatory note that the Partnership is paying a registration fee of $55,100 with the
filing of the Registration Statement in respect of the additional
                                                        15,105,740 LP Units
registered to provide additional capacity to cover the issuance or delivery of LP Units
upon exchange, redemption or acquisition of future issuances of
                                                        Exchangeable Shares. If
the securities overlying these LP Units are to be deemed
                                                        outstanding, please
revise to explain whether such securities were issued in public or private offerings. If
such securities were issued privately, please provide your analysis as to why you believe you
are eligible to register the issuance of the underlying LP Units to private placement
purchasers. For guidance, refer to Securities Act Sections Compliance and Disclosure
Interpretations 239.15. If the securities overlying the LP Units are not
 Jane Sheere
Brookfield Infrastructure Partners L.P.
March 24, 2023
Page 2
       deemed to be outstanding, please provide your analysis as to why believe you are eligible to register the LP Units for resale.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Irene Barberena-
Meissner, Staff Attorney at 202-551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameJane Sheere
                                                           Division of
Corporation Finance
Comapany NameBrookfield Infrastructure Partners L.P.
                                                           Office of Energy &
Transportation
March 24, 2023 Page 2
cc:       Christopher Bornhorst
FirstName LastName